NEWS RELEASE

July 11, 2005

Sutcliffe Resources Ltd. is proposing to grant options to acquire a total of 3,200,000 shares at an exercise price of $0.25 per share to directors, officers and consultants. These options will be granted according to the terms of the Stock Option Plan approved by disinterested shareholders at the last general meeting of the Company held on December 17, 2004.

The Company also announces that it has entered into an agreement with Steve Johnston to provide investor relations services for the Company at a monthly remuneration of $4,500 and 150,000 of the share purchase options to be granted at an exercise price of $0.25 per share.

On behalf of the Board of Directors

“Glen J. Indra”

Glen J. Indra
Director

Suite 420 – 625 Howe Street, Vancouver BC V6C 2T6,
(604)608-0223 Voice (604)608-0344 Fax